Dreyfus Cash Management Plus, Inc.
Statement of Investments
April 30, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 36.9%	Principal Amount ($)	Value ($)
American Express Centurion Bank		
2.82%, 5/6/2005	200,000,000	200,000,000
Barclays Bank PLC (Yankee)		
2.80%, 5/2/2005	75,000,000	75,000,000
Credit Suisse First Boston (Yankee)		
2.81%, 5/4/2005	100,000,000	100,000,000
Danske Bank A/S (Yankee)		
2.80%, 5/5/2005	405,000,000	405,000,000
Depfa Bank PLC (Yankee)		
2.88% - 3.01%, 6/3/2005 - 6/22/2005	205,000,000	205,000,000
First Tennessee Bank N.A.		
2.88% - 3.03%, 5/13/2005 - 7/5/2005	350,000,000	350,000,000
HBOS Treasury Service PLC (London)		
2.87% - 2.90%, 5/17/2005 - 6/9/2005	163,000,000	163,000,000
Natexis Banques Populares (Yankee)		
2.80% - 2.86%, 5/3/2005 - 6/6/2005	450,000,000	449,999,737
Svenska Handelsbanken (Yankee)		
2.82%, 5/5/2005	400,000,000	400,000,000
Unicredito Italiano SPA (Yankee)		
2.85%, 5/17/2005	350,000,000	350,000,000
Washington Mutual Bank		
2.84%, 5/17/2005	150,000,000	150,000,000
Wells Fargo Bank N.A.		
2.80%, 5/5/2005	400,000,000	400,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $3,247,999,737)		**3,247,999,737**

Commercial Paper - 51.1%		
ANZ International Ltd.		
2.73%, 5/11/2005	100,000,000	99,924,722
Abbey National North America LLC		
2.80%, 5/3/2005	20,000,000	19,996,894
Amstel Funding		
2.90% - 3.12%, 6/7/2005 - 7/25/2005	275,000,000 a	273,969,184
Atlantis One Funding Corp.		
3.03%, 6/23/2005	274,310,000 a	273,094,426
Beta Finance Inc.		
3.12%, 7/25/2005	53,000,000 a	52,612,069
CC USA Inc.		
2.84% - 3.12%, 5/10/2005 - 7/25/2005	153,000,000 a	152,075,178
Concord Minutemen Capital Cos.		
2.84%, 5/9/2005	200,257,000 a	200,131,060
Credit Suisse First Boston Inc.		
2.73% - 2.81%, 5/4/2005 - 5/11/2005	342,000,000	341,872,411
Crown Point Capital		
2.90%, 6/7/2005	262,000,000 a	261,225,826
Depfa Bank PLC		
2.73%, 5/11/2005	200,000,000	199,849,444
Deutsche Financial LLC Inc.		
2.94%, 5/2/2005	200,000,000	199,983,667
Dresdner U.S. Finance Inc.		
2.82%, 5/5/2005	100,000,000	99,968,778

Fairway Finance Corp.		
2.81%, 5/2/2005	102,149,000 a	102,141,055
General Electric Capital Service		
3.02%, 6/21/2005 - 6/22/2005	400,000,000	398,283,333
Giro Funding U.S. Corp.		
2.82%, 5/3/2005	100,000,000 a	99,984,389
Goldman Sachs Group Inc.		
2.80%, 5/2/2005	200,000,000	199,984,472
Grampian Funding LLC		
3.14%, 7/28/2005	217,200,000	215,548,797
HBOS PLC		
3.03%, 7/5/2005	100,000,000	99,456,528
ING America Insurance Holdings		
3.02%, 6/22/2005	75,000,000	74,675,000
K2 Corp.		
3.03%, 6/20/2005	22,500,000 a	22,405,938
Lexington Parker Capital Co. LLC		
2.73%, 5/5/2005	35,000,000	34,989,461
Nordea North America Inc.		
2.86%, 6/3/2005	100,000,000	99,739,667
Pace (Premier Asset Collateralized Entity)		
2.88%, 6/1/2005	15,000,000 a	14,963,058
Picaros Funding LLC		
2.82%, 5/5/2005	50,000,000 a	49,984,389
Sigma Finance Inc.		
2.74% - 3.04%, 5/9/2005 - 6/30/2005	408,507,000 a	407,366,644
Solitaire Funding LLC		
2.81% - 2.84%, 5/3/2005 - 5/9/2005	110,245,000 a	110,223,117
Three Pillars Funding Corp.		
2.80%, 5/2/2005	48,211,000 a	48,207,257
Toyota Motor Credit Corp.		
3.01%, 6/21/2005	150,000,000	149,364,625
Unicredito Italiano SPA		
2.73%, 5/10/2005	50,000,000	49,966,125
Westpac Trust Securities NZ, Ltd.		
2.86%, 6/2/2005	195,075,000	194,582,544
White Pine Corp.		
3.12%, 7/25/2005	55,147,000 a	54,743,355
Total Commercial Paper		
(cost $4,601,313,413)		**4,601,313,413**

Corporate Notes - 2.3%

Bank of America N.A.		
2.82%, 1/19/2006		
(cost $200,000,000)	200,000,000 b	**200,000,000**

U.S. Government Agencies - 3.7%

Federal Home Loan Banks, Discount Notes		
2.80%, 5/2/2005	30,000,000	29,997,667
Federal Home Loan Banks, Floating Rate Notes		
2.81%, 7/15/2005	300,000,000 b	299,978,309
Total U.S. Government Agencies		
(cost $329,975,976)		**329,975,976**

Time Deposits - 4.9%

KBC Bank N.V. (Grand Cayman)		
3.00%, 5/2/2005	130,000,000	130,000,000
Regions Bank (Grand Cayman)		
2.97%, 5/2/2005	180,000,000	180,000,000
State Street Bank & Trust Co. (Grand Cayman)		
2.94%, 5/2/2005	123,000,000	123,000,000
Total Time Deposits		
(cost $433,000,000)		**433,000,000**

Total Investments (cost $8,812,289,126)	**100.1%**	**8,812,289,126**
Liabilities, Less Cash and Receivables	**(0.1%)**	**(11,639,297)**
Net Assets	**100.0%**	**8,800,649,829**

a Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified buyers. At April 30,2005, these securities amounted to
   $2,123,126,945 or 24.1% of net assets.
b Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS CASH MANAGEMENT PLUS
INDUSTRY BREAKDOWN AS OF 4/30/2005

INDUSTRY	BOOK VALUE	% OF NET ASSETS
BANKING	5,609,419,332	63.7%
ASSET BACKED-MULTI-SELLER	1,030,886,962	11.7%
ASSET BACKED-STRUCTURED INVESTMENT VEHICLE	704,166,241	8.0%
FINANCE	547,647,958	6.2%
GOVERNMENT AGENCY	329,975,976	3.7%
ASSET BACKED-SECURITIES ARBITRAGE	315,533,186	3.6%
BROKERAGE	199,984,472	2.3%
INSURANCE	74,675,000	0.8%
TOTAL INVESTMENTS	**8,812,289,127**	**100.1%**
NET CASH	**(11,639,298)**	**(0.1%)**
NET ASSETS	**8,800,649,829**	**100.0%**